02043351

PE 3-29-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of March, 2002

ALLIANCE ATLANTIS COMMUNICATIONS INC.
(Translation of registrant's name into English)

121 Bloor Street E., Suite 1500
Toronto, Ontario M4W 3M5
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.]

Form 20-F ______ Form 40-F __X__

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______ No __X__

EXHIBIT INDEX

EXHIBIT A	Notice of Meeting and Record Dates

EXHIBIT A

Computershare

Investor Services

Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario
M5J 2Y1
Telephone 416-981-9500
Facsimile 416-981-9800
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

July 15, 2002

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Nunavut Legal Registry
The Toronto Stock Exchange
The Nasdaq Stock Market

Dear Sirs:

Subject:Alliance Atlantis Communications Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual & Special
2.	Security Description of Voting Issue	:	Class A Voting Shares
3.	CUSIP Number	:	01853E 10 5
4.	Record Date for Notice	:	August 9, 2002
5.	Record Date for Voting	:	August 9, 2002
6.	Meeting Date	:	September 25, 2002

Yours truly,

(Signed)
Charmaine Mullings
Assistant Account Manager
Stock Transfer Services
(416) 263-9522
(416) 981-9800 Fax

C.c. Lisa Morris, Alliance Atlantis Communications Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2002

ALLIANCE ATLANTIS COMMUNICATIONS INC.

Rita Middleton
Senior Vice-President, Corporate Finance